SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)*

India Globalization Capital, Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

45408X100

(CUSIP Number)

Steven Michael Oliveira, 18 Fieldstone Court, New City, NY 10956
(845) 634-5620

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 18, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP NO. 45408X100	SCHEDULE 13D	Page 1 of 1 Pages

1	NAMES OF REPORTING PERSON Steven Michael Oliveira
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 270,837 shares of Common Stock(1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 270,837 shares of Common Stock(1)
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 270,837 shares of Common Stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%(2)
14	TYPE OF REPORTING PERSON IN

(1)	Includes (i) 270,833 shares of Common Stock and (ii) warrants to purchase four shares of Common Stock.

(2)
Based on the 10,091,171 shares of Common Stock reported by the Issuer to be issued and outstanding as of January 12, 2009 in the Issuer's Form 10-Q for the quarter ended December 31, 2008, as filed with the Securities and Exchange Commission on February 17, 2009.

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Introductory Statement

This constitutes Amendment No. 2 (this “Amendment”) to the Statement on Schedule 13D, originally filed with the Securities and Exchange Commission (the “SEC”) by Mr. Oliveira on March 20, 2008, and subsequently amended on October 9, 2008 (the “Schedule 13D”). Except as otherwise described in this Amendment, the information contained in the Schedule 13D remains in effect, and all capitalized terms not otherwise defined herein shall have the meanings previously ascribed to them in the Schedule 13D. Information given in response to each item in the Schedule 13D shall be deemed incorporated by reference in all other items.

Item 5.	Interest in Securities of the Issuer

The information in Item 5 is hereby replaced in its entirety by the following thereto:

(a)           India Globalization Capital, Inc.’s (“IGC”) quarterly report on Form 10-Q for the fiscal quarter ended December 31, 2008, filed with the SEC on February 17, 2009, indicates there were 10,091,171 shares of Common Stock outstanding as of the date of the report. Therefore, Mr. Oliveira’s beneficial ownership of 270,833 shares of Common Stock and warrants to purchase four shares of Common Stock constitutes beneficial ownership of 2.7% of the total number of shares of outstanding Common Stock of IGC.

(b)           Mr. Oliveira has the sole power to vote or to direct the vote of, and sole power to dispose or direct the disposition of 270,833 shares of Common Stock and warrants to purchase four shares of Common Stock.

(c)           Set forth below are the dispositions  made by Mr. Oliveira in the last 60 days. All shares were purchased on the open market through a broker.

Date	Shares Disposed	Cost Per Share
5/18/09	197,601(1)	$1.0058
5/18/09	80,401(2)	$1.0098
5/18/09	8(2)	$0.11
5/19/09	646,599(1)	$1.2679
5/19/09	178,424(1)	$1.1479
5/19/09	10,000(1)	$1.25
5/20/09	423,986(1)	$0.9690
5/21/09	501,364(1)	$0.8141

(1) Sold by Oliveira Capital, LLC, of which Mr. Oliveira is the sole Managing Member.
(2)  Sold by Steven Oliveira IRA, of which Mr. Oliveira is the Trustee.

 (d)           Not applicable.

(e)           As of May 21, 2009, Mr. Oliveira ceased to be the beneficial owner of more than five percent of the outstanding common stock of IGC.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 27, 2009	/s/ Steven Michael Oliveira
Steven Michael Oliveira

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